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                                                                   Exhibit 23.10

To the Shareholders of
SECURITY CAPITAL (EU) MANAGEMENT HOLDINGS S.A.

We have audited the annual accounts of Security Capital (EU) Management Holdings S.A. for the year ended 31 December 1999. These annual accounts are the responsibility of the Board of Directors. Our responsibility is to express an opinion based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the attached annual accounts give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Security Capital (EU) Management Holdings S.A. as of 31 December 1999 and of the results of its operations for the year then ended.


PricewaterhouseCoopers S.a.r.l.                     Luxembourg, 25 February 2000
Reviseur d'entreprises
Represented by


Pascal Rakovsky